Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the Securities Act (British Columbia), Section 146(1)of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.

Name and Address of Company

 KIMBER RESOURCES INC.

 215 - 800 West Pender Street

 Vancouver, British Columbia

 V6C 2V6

(“Kimber” or the “Company”)

Item 2.

Date of Material Change

February 21, 2006

Item 3.

News Release

A news release announcing the material change was issued by Kimber on February 21, 2006 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.

Summary of Material Change

The Company reported that the previously announced proposed private placement of up to 9,400,000 common shares had been priced at C$2.00 per  and that it was proceeding with a brokered private placement of 1,150,000 common shares to accredited investors in the United States and a non-brokered private placement of 3,800,000 shares to Canadian based institutions and accredited investors. In addition the Company reserved the right to accept subscriptions for up to a further 2,000,000 shares.

On February 21, 2006 the Company received confirmation of subscriptions for a brokered private placement of 2,457,500 common shares from accredited investors in the United States and off shore and confirmation of subscriptions for a non-brokered private placement of 4,590,000 common shares to Canadian based institutions and accredited investors.

Item 5.

Full Description of Material Change

The full text of the news release referred to in Item 3 above announcing the material change is as follows:

“ KIMBER ANNOUNCES PRICING OF PRIVATE PLACEMENTS

February 21, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber Resources Inc. (“the Company”) wishes to report that the previously announced proposed private placement of common shares has been priced at C$2.00 per share  (a discount of 8.8% to the 5 day average closing price). The Company is proceeding with a brokered private placement of 1,150,000 common shares to accredited investors in the United States and a non-brokered private placement of 3,800,000 shares to Canadian based institutions and accredited investors. The Company reserves the right to accept subscriptions for up to a further 2,000,000 shares. The Company will pay cash commissions of 5.5% on the brokered placements.  A finders fee of 5.5% will be paid on 700,000 shares of the non-brokered placement.  No warrants are being issued to investors or the agents in connection with the offering.

Closing of the private placements is subject to the receipt of applicable regulatory approval, including the approval of the Toronto Stock Exchange and the American Stock Exchange.

The net proceeds of the private placements will be used to continue drilling on the Carmen and Carotare deposits and the El Orito Norte exploration target as well as for general corporate purposes.

The common shares are not registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This announcement is neither any offer to sell nor a solicitation of an offer to buy any of these securities.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. A pre-feasibility study is expected on the Carmen deposit in April 2006.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.”

Item 6.

 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

 Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.

 Executive Officers

Mr. Michael E. Hoole, Vice President & Secretary is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 110)

Item 9.

 Date of Report

Dated at Vancouver, British Columbia, this 28th day of February, 2006.

KIMBER RESOURCES INC.

   “M. E. Hoole”

per:

Michael E. Hoole

Vice President and Secretary